September 17, 2024

Timothy F. Murphy
Senior Vice President and Chief Financial Officer
Gibraltar Industries, Inc.
3556 Lake Shore Road
Buffalo, New York 14219

       Re: Gibraltar Industries, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Response Dated August 16, 2024
           File No. 000-22462
Dear Timothy F. Murphy:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Revenue Recognition on Contracts with Customers, page 29

1. We have reviewed your response to prior comment 1; however, we note you identified
       Revenue Recognition on Contracts as a Critical Accounting Estimate (CAE) in MD&A
       and your auditor identified it as a Critical Audit Matter in their audit report. We also note disclosures related to CAEs are meant to supplement, but not duplicate, descriptions of accounting policies provided in the notes to the financial statements. Rather, Item
       303(b)(3) of Regulation S-K requires that for each critical accounting estimate that involves a significant level of estimation uncertainty and had or is reasonably likely to have a material impact on financial condition or results of operations, you provide qualitative and quantitative information necessary to understand the estimation uncertainty and its impact on the financial statements, including how much the estimate changed during the periods presented. Based on the information provided in your
 September 17, 2024
Page 2

       response letter and the above requirements, please revise future filings to disclose and discuss the impact of favorable and unfavorable changes in contract estimates and estimated contract losses during each period presented, since it appears to us they had and are reasonably likely to have a material impact on your results of operations. In addition, if accurate and in order to comply with the requirements of ASC 250-10-50-4, please revise the notes to your financial statements in future filings to disclose that there were no changes in estimates related to any individual contract that materially impacted your financial statements during the periods presented.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing